MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of the
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2016

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Products Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2015 annual MD&A and the 2015 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of November 1, 2016.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended September 30, 2016, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expense, depreciation and amortization. Operating earnings is net income (loss) plus finance expenses, income tax expense or recovery and the foreign-exchange gain or loss on debt. Other income or expense includes both realized and unrealized gains and losses on foreign exchange and/or commodity hedging and the foreign-exchange impact on working capital balances. Only the realized portion of such income or expense is included in Adjusted EBITDA, whereas both the realized and unrealized portions are included in the determination of operating earnings.

Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. However, Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. The term, as used in this quarterly report, is not necessarily comparable with similarly titled measures of other companies. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this quarterly report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our lumber and pulp products;
•	future production volumes, efficiencies and operating costs;
•	increases or decreases in the prices of our products;
•	our future stability and growth prospects;
•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
•	our future profitability and capital needs, including capital expenditures;
•	the outlook for and other future developments in our affairs or in the industries in which we participate; and
•	the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate three production facilities: a BCTMP mill and a sawmill at an integrated complex in Whitecourt, and a sawmill in Fox Creek.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (admt). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including paperboard, coated and uncoated printing and writing papers, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm) and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The incremental build-up of log inventory is typically valued at approximately $30-35 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 82% of the fiber (coniferous and deciduous logs) required for our sawmill and pulp mill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies.

We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we had long-term rights under a Power Purchase Arrangement (PPA) to insulate our pulp and lumber operating segments from volatility in the electricity market. As of March 25, 2016, our interest in the PPA was terminated and loans associated with the PPA became due and payable June 30, 2016. Details regarding these loans are provided in note 5 of our unaudited interim financial statements.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals, are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands. Wood waste from the Whitecourt pulp mill and the Whitecourt and Fox Creek sawmills is used as a feedstock at a local biomass-fueled power station, to generate renewable electricity.

The Whitecourt pulp mill is currently developing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three and nine months ended September 30, 2016, the immediately prior quarter ended June 30, 2016, and the three and nine months ended September 30, 2015.

	Three months ended			Nine months ended
	Sep. 30/16	Jun. 30/16	Sep. 30/15	Sep. 30/16	Sep. 30/15
	(in millions)			(in millions)

Statements of earnings data:
Revenue	$101.7	$94.9	$94.9	$290.3	$295.2
Cost of products sold	68.9	69.1	72.3	209.3	217.6
Freight and other distribution costs	16.4	16.0	17.1	48.8	49.7
Depreciation and amortization	2.3	2.3	3.7	8.1	10.9
General and administration	4.0	5.1	3.9	13.0	11.6
Loss on termination of PPA	-	-	-	22.2	-
Other (income) expense	(0.3)	(1.0)	(0.9)	(1.3)	1.1
Operating earnings (loss)	$10.4	$3.4	$(1.2)	$(9.8)	$4.3
Foreign exchange (loss) gain on borrowings	(4.2)	1.5	(17.9)	15.2	(36.6)
Finance expenses	(5.5)	(5.2)	(5.8)	(15.9)	(17.4)
Net income (loss) before income taxes	$0.7	$(0.3)	$(24.9)	$(10.5)	$(49.7)
Income taxes expense (recovery)	0.9	(0.8)	(1.4)	(7.7)	(2.1)
Net (loss) income and comprehensive (loss) income	$(0.2)	$0.5	$(23.5)	$(2.8)	$(47.6)

Reconciliation of adjusted EBITDA data:
Net (loss) income	$(0.2)	$0.5	$(23.5)	$(2.8)	$(47.6)
Add (subtract)
Income taxes expense (recovery)	0.9	(0.8)	(1.4)	(7.7)	(2.1)
Foreign exchange loss (gain) on borrowings	4.2	(1.5)	17.9	(15.2)	36.6
Finance expenses	5.5	5.2	5.8	15.9	17.4
Operating earnings (loss)	$10.4	$3.4	$(1.2)	$(9.8)	$4.3
Depreciation and amortization	2.3	2.3	3.7	8.1	10.9
Unrealized other expense	-	0.4	2.2	0.4	6.1
Adjusted EBITDA	$12.7	$6.1	$4.7	$(1.3)	$21.3

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.766	0.776	0.764	0.757	0.795
Period end exchange rate (US$ per C$1.00)	0.762	0.774	0.749	0.762	0.749

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Third quarter revenue of $101.7 million was up from the $94.9 million recorded in the second quarter, as a result of higher prices for pulp and lumber as well as increased lumber shipments. Revenue for the first nine months of 2016 was $290.3 million, down from $295.2 million in the same period of 2015, with the decrease reflecting both lower pulp prices and a reduction in lumber shipments associated with the December 2015 sale of our Boyle sawmill.

At $68.9 million, cost of products sold decreased slightly from the second quarter, as lower pulp shipments and reduced fixed costs in the pulp segment outweighed costs associated with higher lumber shipments. Compared to the same period last year, cost of products sold also decreased, due to lower lumber shipments and energy costs.

Freight and other distribution costs were higher than in the previous quarter on increased lumber shipments but lower than in the same period of last year, due to decreased lumber shipments and reduced ocean freight rates.

Depreciation and amortization costs were unchanged from the previous quarter but lower than the third quarter of 2015, as the termination of the PPA reduced the asset base subject to depreciation.

A decrease in general and administration costs from the previous quarter reflected the impacts of severance payments, and reduced ongoing costs, associated with the elimination of certain corporate positions in the second quarter of this year.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impacts on U.S.-dollar-denominated working capital balances. Other income of $0.3 million in the quarter reflected realized gains on working capital balances associated with a weakening of the Canadian dollar compared to the prior quarter.

We recorded operating earnings of $10.4 million in the quarter, an improvement from earnings of $3.4 million last quarter and a loss of $1.2 million in the third quarter of 2015.

The decrease in relative value of the Canadian dollar at the end of the period had a $4.2 million negative impact on the translation of our U.S.-dollar-denominated long-term debt, compared to the gain of $1.5 million recorded in the previous quarter and the $17.9 million loss in the same quarter of 2015.

At $5.5 million, financing expenses, which are largely denominated in U.S. dollars, varied slightly from comparable periods, again reflecting changes in the relative value of the Canadian dollar.

After a $0.9 million provision for income tax expense, we posted a net loss of $0.2 million for the quarter.

We recorded Adjusted EBITDA of $12.7 million for the period, up from $6.1 million and $4.7 million in the second quarter of 2016 and the third quarter of 2015, respectively.

Operating results by business segment

Lumber

	Three months ended			Nine months ended
	Sep. 30/16	Jun. 30/16	Sep. 30/15	Sep. 30/16	Sep. 30/15
	(in millions)			(in millions)

Production (total sawmill) - SPF - mmfbm	118.3	117.4	134.1	356.1	401.8
Production (dressed lumber) - SPF - mmfbm	107.4	103.9	119.1	317.3	349.1
Shipments - SPF - mmfbm	129.2	121.9	134.1	377.0	399.6
Benchmark price - SPF#2&Better - US$ per mfbm	$320	$316	$271	$302	$282

Revenue	$53.0	$48.4	$50.2	$148.3	$151.7
Cost of products sold	37.6	35.5	42.7	110.8	121.5
Freight and other distribution costs	5.6	4.8	6.4	15.6	16.6
Other realized income	-	(0.7)	(2.0)	(0.7)	(2.6)
Adjusted EBITDA	$9.8	$8.8	$3.1	$22.6	$16.2
Adjusted EBITDA margin - %	18%	18%	6%	15%	11%

Other unrealized (expense) income	(0.3)	0.2	(0.5)	(0.1)	(1.5)
Depreciation and amortization	(1.4)	(1.4)	(1.8)	(4.3)	(5.2)
Operating earnings	$8.1	$7.6	$0.8	$18.2	$9.5

Capital expenditures	$0.1	$0.5	$0.8	$0.8	$2.6

The lumber market strengthened modestly in the third quarter, with the average benchmark price rising 1.3% on steady U.S. demand. Our lumber segment per-unit sales realizations increased 2.5%, with the difference reflecting the positive effect of a slightly weaker Canadian dollar.

Shipments were up from the previous period, but down from the third quarter of last year, which had still included shipments from our Boyle sawmill.

Lumber segment revenue of $53.0 million was up from the second quarter, on higher prices and shipments, and also improved from the third quarter of 2015, as increased prices outweighed lower shipments. Revenue for the first nine months was down 2.2% compared to the same period of 2015, reflecting lower shipments.

Segment cost of products sold varied from prior periods largely due to changes in shipments. On a per-unit basis, cost of products sold was unchanged from the prior quarter and down from the same period last year, due to a write-down of log and lumber inventory values in that period.

The segment generated $9.8 million in Adjusted EBITDA for the quarter, an increase from the $8.8 million recorded in the prior period and the $3.1 million recorded in the third quarter of 2015.

Other unrealized expense of $0.3 million mainly reflected the period-end mark-to-market valuation of currently held lumber derivative contracts.

The segment recorded operating earnings of $8.1 million in the quarter, up from $7.6 million in the second quarter and $0.8 million in the comparable period of 2015. Operating earnings were also higher for the year to date, at $18.2 million, compared to $9.5 million earned in the first nine months of 2015.

Capital expenditures of $0.1 million in the quarter were limited to maintenance-of-business requirements. We expect to make total lumber segment capital expenditures of approximately $2.0 million in 2016.

Pulp

	Three months ended			Nine months ended
	Sep. 30/16	Jun. 30/16	Sep. 30/15	Sep. 30/16	Sep. 30/15
	(in millions)			(in millions)

Production - madmt	83.6	76.1	78.8	239.5	217.8
Shipments - madmt	82.4	85.3	72.8	248.4	230.2

Revenue	$48.6	$46.4	$44.6	$141.7	$143.2
Cost of products sold	31.3	33.6	29.6	98.5	96.1
Freight and other distribution costs	10.8	11.3	10.7	33.3	33.1
Other realized income	(0.3)	(0.4)	(0.9)	(0.7)	(2.2)
Adjusted EBITDA	$6.8	$1.9	$5.2	$10.6	$16.2
Adjusted EBITDA margin - %	14%	4%	12%	7%	11%

Other unrealized income (expense)	0.3	(0.6)	(1.6)	(0.3)	(4.5)
Depreciation and amortization	(0.9)	(0.9)	(1.8)	(3.7)	(5.5)
Operating earnings	$6.2	$0.4	$1.8	$6.6	$6.2

Capital expenditures	$4.2	$2.5	$17.3	$6.1	$44.1

Pulp production in the quarter was higher than in the previous quarter, reflecting the impact of the mill’s annual maintenance shutdown, which was conducted in May of 2016. Production in the third quarter of 2015 had been reduced as a result of operational issues.

Pulp segment per-unit sales realizations were 11.7% higher than in the second quarter, reflecting BCTMP price improvement in China. At $48.6 million, pulp revenue was up 4.7% from the second quarter, as the higher pricing outweighed lower shipments. Compared to the third quarter of 2015, revenue increased despite lower prices, on a 13.2% rise in shipments. Year-to-date revenue of $141.7 million was down from the $143.2 million recorded in the first nine months of 2015, as lower pricing offset increased shipments.

Cost of products sold was lower than in the previous quarter on decreased shipments, and also declined on a per-unit basis, as the second quarter had included costs associated with the annual maintenance shutdown. In the year to date, cost of products sold increased on higher shipments but decreased on a per-unit basis, primarily due to lower energy costs.

After accounting for other realized income of $0.3 million associated with foreign-exchange gains on working capital balances, the pulp segment recorded Adjusted EBITDA of $6.8 million, higher than in both comparative periods.

Taking into account other unrealized income and depreciation, the pulp segment recorded operating earnings of $6.2 million in the period and $6.6 million in the first nine months of 2016, up slightly from $6.2 million in the first nine months of 2015.

Segment capital expenditures for the quarter of $4.2 million included $4.1 million related to the bioenergy project (BEP). We expect further expenditures related to the BEP to be $0.5 million for the balance of the year. The Combined Heat and Power (CHP) portion of the BEP is operational using natural gas, and we expect the Anaerobic Hybrid Digester (AHD) portion to be commissioned and operational in the fourth quarter of 2016. Non-BEP segment expenditures in 2016 will be limited to maintenance-of-business activities and are expected to total approximately $3.0 million for the full year.

Corporate and other

	Three months ended			Nine months ended
	Sep. 30/16	Jun. 30/16	Sep. 30/15	Sep. 30/16	Sep. 30/15
	(in millions)			(in millions)

Revenue	$0.1	$0.1	$0.1	$0.3	$0.3
General and administration	4.0	5.1	4.0	13.0	11.6
Loss on termination of PPA	-	-	-	22.2	-
Other realized income	-	(0.4)	(0.1)	(0.4)	(0.1)
Adjusted EBITDA	$(3.9)	$(4.6)	$(3.8)	$(34.5)	$(11.2)
Depreciation and amortization	-	-	-	(0.1)	(0.2)
Operating loss	$(3.9)	$(4.6)	$(3.8)	$(34.6)	$(11.4)

Capital expenditures	$0.1	$0.4	$0.2	$0.6	$0.5

Revenue for the corporate and other segment is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparative quarters. The segment recorded a $3.9 million net expenditure for the quarter, with the change from the previous period reflecting severance payments, and reduced ongoing costs, associated with the elimination of certain corporate positions in that period.

Summary of financial position

			As at
	Sep. 30/16		Jun. 30/16		Sep. 30/15
			(in millions)

Cash	$28.1		$8.8		$11.6
Current assets	126.1		131.0		134.4
Current liabilities	39.4		43.1		52.6
Ratio of current assets to current liabilities	3.2	x	3.0	x	2.6	x
Financial liabilities - borrowings	291.5		289.8		302.9
Shareholder's equity	12.9		13.1		21.1

We ended the quarter with $28.1 million in cash, and cash from operations was sufficient to cover changes in working capital, capital investment and financing activities during the quarter. Financial liabilities – borrowings included only the non-current component of the liability.

Changes in cash

	Three months ended			Nine months ended
	Sep. 30/16	Jun. 30/16	Sep. 30/15	Sep. 30/16	Sep. 30/15
	(in millions)			(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$13.0	$5.7	$7.2	$18.2	$18.5
Net reforestation	(3.8)	1.0	(2.2)	(1.4)	(0.8)
Net change in non-cash working capital items	27.1	16.9	19.3	26.7	4.8
	36.3	23.6	24.3	43.5	22.5
Investing activities:
Additions to property plant and equipment	(2.4)	(1.5)	(16.6)	(4.2)	(38.6)
Proceeds on disposal of property, plant and equipment	-	0.1	-	0.1	-
Receipt of government grants	-	-	-	2.1	-
Other	0.4	(0.4)	(0.3)	-	(0.3)
	(2.0)	(1.8)	(16.9)	(2.0)	(38.9)
Financing activities:
Increase in borrowings	-	-	1.5	10.0	8.2
Repayment of borrowings	(2.5)	(11.4)	(0.9)	(14.4)	(1.7)
Finance expenses paid	(12.5)	(0.7)	(12.6)	(25.8)	(25.2)
Dividends	-	-	-	-	(0.7)
	(15.0)	(12.1)	(12.0)	(30.2)	(19.4)
Increase (decrease) in cash	$19.3	$9.7	$(4.6)	$11.3	$(35.8)

Opening Cash	$8.8	$(0.9)	$16.2	$16.8	$47.4
Closing Cash	$28.1	$8.8	$11.6	$28.1	$11.6

Cash and cash equivalents	$28.1	$8.8	$11.6	$28.1	$11.6
Restricted cash	-	-	0.3	-	0.3
Total cash and cash equivalents	$28.1	$8.8	$11.9	$28.1	$11.9

Operations generated $43.5 million of cash during the first nine months of 2016. The improvement from the $22.5 million generated in the same period of last year reflected a change in non-cash working capital that was due to reduced inventories of logs, lumber and pulp.

Within investing activities, additions to property, plant and equipment were partially offset by the receipt of government grants associated with the BEP.

Financing expenditures were $30.2 million in the first nine months of 2016. The increase in borrowings in 2016 was a draw on our revolving credit facility in the first quarter that was repaid in the second quarter. Repayment of borrowings in 2016 represented principal payments on our power purchase rights loans, the BEP capital lease and the credit facility. No dividend was paid in this quarter.

Liquidity and capital resources

We ended the quarter with $28.1 million in cash. We had $13.5 million committed to standby letters of credit, leaving $36.5 million available under our $50.0 million revolving credit facility.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $13.5 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, nor in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Outlook

Benchmark lumber pricing was relatively unchanged through the quarter and averaged US$320/mfbm for the period. We expect pricing to be more volatile for the balance of the year, due to uncertainty surrounding lumber trade with the U.S. Following expiry of the Softwood Lumber Agreement on October 12, 2015, lumber producers entered a one-year period during which Canadian shipments to the U.S. would not be subject to any export charges or legal actions, due to a standstill provision included in the agreement. After October 12, 2016, the U.S. industry was in a position to file lawsuits and pursue anti-dumping and countervail duties against Canadian producers. Representatives of the Canadian government continued discussions with their counterparts in the Office of the United States Trade Representative (USTR), following the expiry of the standstill provision. We are supportive of the ongoing work to reach an agreement.

The BCTMP market has recovered from unfavorable conditions in late 2015 and early 2016, and has seen price increases in both hardwood and softwood grades in China. We expect to see continued strength in the fourth quarter, as orders taken in the third quarter are shipped and invoiced. While the supply-demand fundamentals for BCTMP are expected to remain fairly strong, our outlook is cautious, in that new hardwood kraft production scheduled to enter the market in the fourth quarter may weigh on the overall pulp market and negatively impact pricing in hardwood BCTMP grades later in the year.

For the balance of 2016, we expect our lumber facilities in Whitecourt and Fox Creek to continue to run at operating rates similar to those achieved in 2015, for combined production of approximately 450 million board feet. The pulp mill is expected to produce approximately 310,000 tonnes, up from 296,000 tonnes in 2015, and to complete the commissioning and startup of the BEP.